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                              August 22, 2023

       Zhou Pengwu
       Chief Executive Officer
       Aesthetic Medical International Holdings Group Ltd
       1122 Nanshan Boulevard
       Nanshan District, Shenzhen
       Guangdong Province, China 518052

                                                        Re: Aesthetic Medical
International Holdings Group Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39088

       Dear Zhou Pengwu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 143

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Zhou Pengwu
FirstName  LastNameZhou    Pengwu
Aesthetic Medical International Holdings Group Ltd
Comapany
August 22, NameAesthetic
           2023            Medical International Holdings Group Ltd
August
Page 2 22, 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your proposed submission pursuant to Item 16I(a) addresses ownership or control
         "by a governmental entity in mainland China," while your proposed disclosure pursuant to
         Item 16I(b)(3) addresses ownership or control by "governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm." We also note that your definition of "Mainland China" on page ii of your Form 20-F excludes Hong
         Kong, the Special Administrative Region where your auditor is located. Please address ownership or control by governmental entities in Hong Kong as well as mainland China in each of your submission and your Item 16I(b)(3) disclosure.
4. Please revise your proposed disclosure pursuant to Item 16I(b)(2) to indicate, if true, that none of your shares or the shares of your consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which you or such consoldiated foreign operating entities are incorporated or organized, except for the shares owned by
         MYU.
5.       We note that your proposed disclosures pursuant to Items 16I(b)(3),
(b)(4) and (b)(5) are
         provided for you and your "material operating entities." Please note that Item 16I(b)
         requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures, and does not contemplate limiting the disclosure. Please revise your proposed disclosures to clearly address you and all of your consolidated foreign operating entities.
6. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you
         have included language that such disclosure is    to our best
knowledge.    Please revise your
         proposed disclosure to state without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.
 Zhou Pengwu
FirstName  LastNameZhou    Pengwu
Aesthetic Medical International Holdings Group Ltd
Comapany
August 22, NameAesthetic
           2023            Medical International Holdings Group Ltd
August
Page 3 22, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Yu Wang